Exhibit 99.1

X Financial Reports First Quarter 2026 Unaudited Financial Results

SHENZHEN, China, May 27, 2026 /PRNewswire/ -- X Financial (NYSE: XYF) (“X Financial” or the “Company” or “we”), a leading Chinese fintech platform, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operational Highlights

•	Total loan amount facilitated and originated[1] in the first quarter of 2026 was RMB14.63 billion, down 35.8% from RMB22.77 billion in the fourth quarter of 2025, and down 58.4% from RMB35.15 billion in the same period of 2025. The quarter-over-quarter and year-over-year declines reflect the Company's continued tightening of credit standards, as a precaution, amid a challenging operating environment.

•	Total outstanding loan balance[2] at the end of the first quarter of 2026 was RMB35.28 billion, down 30.1% from RMB50.45 billion at the end of the fourth quarter of 2025 and down 39.6% from RMB58.40 billion as of the same period of 2025.

•	The number of loans the Company facilitated and originated in the first quarter of 2026 was approximately 1.25 million, a decrease of 49.5% quarter-over-quarter and 60.4% year-over-year. The average loan amount per transaction in the first quarter of 2026 was RMB11,741. The declines reflect the Company's deliberate tightening of credit standards and strategic reduction in origination activity, prioritizing higher-quality borrowers over volume.

•	Number of active borrowers[3] in the first quarter of 2026 was 956,520, down 43.5% from 1,692,507 in the fourth quarter of 2025 and down 60.6% from 2,425,504 in the same period of 2025, reflecting the Company's continued strategic tightening of credit standards and focus on higher-quality origination.

•	Cumulative number of active borrowers[4] reached 20.36 million as of March 31, 2026, an increase of 17.0% from 17.40 million as of the same period of 2025.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[5] was 2.61% as of March 31, 2026 (compared with 2.90% at the end of the fourth quarter of 2025 and 1.25% as of the same period of 2025). The delinquency rate for all outstanding loans that are past due 91-180 days[6] was 9.95% as of March 31, 2026 (compared with 6.31% at the end of the fourth quarter of 2025 and 2.73% as of the same period of 2025). The increase in the 91–180 day delinquency rate primarily reflects the migration of previously delinquent balances further into that bucket and the effect of a significantly reduced total outstanding loan balance, both of which contribute to a higher reported rate, rather than a deterioration in the quality of more recent originations.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

3 Represents borrowers who made at least one transaction on the Company's platform during the relevant period.

4 Represents borrowers who made at least one transaction on the Company's platform since inception through the end of the relevant period.

5 Represents the balance of the outstanding principal for Xiaoying Credit Loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal for Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 60 days are excluded when calculating the denominator. Starting from the first quarter of 2021, substantially all of the loans facilitated and originated by the Company have been Xiaoying Credit Loans.

6 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

First Quarter 2026 Operational Highlights

	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	35,149	22,768	14,626	(35.8)%	(58.4)%
Number of active borrowers	2,425,504	1,692,507	956,520	(43.5)%	(60.6)%

	As of March 31, 2025	As of December 31, 2025	As of March 31, 2026
Total outstanding loan balance (RMB in million)	58,403	50,451	35,281
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.25%	2.90%	2.61%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.73%	6.31%	9.95%

First Quarter 2026 Financial Highlights

•	Total net revenue in the first quarter of 2026 was RMB1.18 billion (US$170.5 million), representing a decrease of 39.3% from RMB1.94 billion in the same period of 2025 and a decrease of 19.9% from the previous quarter. The year-over-year decline was primarily driven by significantly lower loan facilitation volumes amid the Company's continued tightening of credit standards and focus on higher-quality origination.

•	Income from operations in the first quarter of 2026 was RMB140.7 million (US$20.4 million), a decrease of 75.4% compared to RMB572.9 million in the same period of 2025. The decline was primarily driven by a sharp reduction in loan facilitation service fees of RMB807.7 million, or 74.9%, year-over-year, and a RMB136.3 million increase in provision for contingent guarantee liabilities. These headwinds were partially offset by a RMB489.2 million reduction in borrower acquisition and marketing expenses, or 69.0% year-over-year, reflecting the Company's strategic reduction in origination activity in response to tighter credit standards. As a result, operating margin[7] decreased to 12.0% from 29.6% in the same period of 2025, reflecting the impact of elevated credit-related costs and significantly reduced contribution from higher-margin facilitation services.

•	Net income in the first quarter of 2026 was RMB37.9 million (US$5.5 million), compared with RMB458.1 million in the same period of 2025, a decrease of 91.7% year-over-year, primarily reflecting substantially higher credit-related provisions and significantly lower loan facilitation revenue amid reduced origination volumes.

7 Financial Ratios:

– Operating margin: Calculated as Income from Operations for the quarter divided by Total Net Revenue for the quarter.

– Net profit margin: Calculated as Net Income for the quarter divided by Total Net Revenue for the quarter.

– Annualized Net Income: Calculated by multiplying the net income for the quarter by four to estimate a full-year equivalent.

– Return on equity: Calculated as Annualized Net Income divided by the average of Total Shareholders’ Equity at the beginning and end of the quarter. This measure presents a full-year equivalent ROE based on a single quarter’s performance.

•	Non-GAAP[8] adjusted net income in the first quarter of 2026, excluding share-based compensation and certain investment-related items, was RMB81.2 million (US$11.8 million), compared with RMB466.8 million in the same period of 2025. This measure is used by the Company to assess its core profitability on an adjusted basis.

•	Net income per basic and diluted American depositary share ("ADS") in the first quarter of 2026 was RMB0.96 and RMB0.96 (US$0.14 and US$0.14), respectively, compared with RMB10.92 and RMB10.56 in the same period of 2025.

•	Non-GAAP adjusted net income per basic and diluted ADS in the first quarter of 2026 was RMB2.10 and RMB2.04 (US$0.30 and US$0.30), respectively, compared with RMB11.10 and RMB10.74 in the same period of 2025.

Each ADS represents six Class A ordinary shares.

First Quarter 2026 GAAP and Non-GAAP Financial Summary

(In thousands, except for share and per share data)	Three Months Ended March 31, 2025	Three Months Ended December 31, 2025	Three Months Ended March 31, 2026	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,937,505	1,467,843	1,176,139	(19.9)%	(39.3)%
Total operating costs and expenses	(1,364,600)	(1,447,660)	(1,035,481)	(28.5)%	(24.1)%
Income from operations	572,905	20,183	140,658	596.9%	(75.4)%
Net income	458,127	57,167	37,947	(33.6)%	(91.7)%
Non-GAAP adjusted net income	466,766	61,320	81,180	32.4%	(82.6)%

Net income per ADS—basic	10.92	1.44	0.96	(33.3)%	(91.2)%
Net income per ADS—diluted	10.56	1.44	0.96	(33.3)%	(90.9)%

Non-GAAP adjusted net income per ADS—basic	11.10	1.56	2.10	34.6%	(81.1)%
Non-GAAP adjusted net income per ADS—diluted	10.74	1.56	2.04	30.8%	(81.0)%

Mr. Kent Li, President of X Financial, commented: "In the first quarter of 2026, we facilitated and originated RMB14.6 billion in loans, reflecting a substantial decline of 35.8% from the prior quarter and 58.4% year-over-year. Borrower activity continued to moderate, with active borrowers declining to approximately 956,520, down 60.6% from a year ago, reflecting the Company's deliberate focus on higher-quality origination and tighter credit standards. The 31–60 day delinquency rate eased to 2.61% from 2.90% in the prior quarter, reflecting improvement in more recent origination quality. The 91–180 day rate rose to 9.95%, driven by the migration of existing delinquent balances further into that bucket rather than fresh deterioration in new originations. In response, we have further strengthened our risk management framework, enhanced collection strategies, and adjusted capital deployment to preserve balance sheet resilience. While profitability was significantly impacted by higher provisions and narrower margins, we believe these actions appropriately position the Company for the challenging environment ahead."

 8 We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments.

Mr. Frank Fuya Zheng, Chief Financial Officer of X Financial, added: "In the first quarter of 2026, total net revenue was RMB1.18 billion, a decrease of 39.3% from the same period last year and 19.9% sequentially. Net income was RMB37.9 million and non-GAAP adjusted net income was RMB81.2 million, both significantly lower than the prior year period, primarily due to substantially higher credit-related provisions and significantly lower loan facilitation revenue amid reduced origination volumes. Basic earnings per ADS were RMB0.96, and non-GAAP adjusted earnings per ADS were RMB2.10. Operating margin7 improved to 12.0% from 1.4% in the prior quarter, though remained significantly below the 29.6% recorded in the same period of 2025, reflecting the ongoing impact of elevated credit costs and reduced contribution from higher-margin facilitation services. We will continue to manage capital conservatively, strengthen our balance sheet, and maintain cost discipline to support business resilience amid an evolving regulatory and operating landscape."

Business Outlook & Share Repurchase Plans:

•	Business Outlook: Based on current trends, X Financial expects the total loan amount facilitated and originated in the second quarter of 2026 to be in the range of RMB 11.5 billion to RMB 12.5 billion. This guidance reflects a measured pace of origination following a sequential decline in the first quarter and management's continued focus on asset quality, credit discipline, and profitability optimization rather than aggressive volume expansion. The Company remains attentive to recent regulatory developments and evolving credit conditions, and acknowledges that potential regulatory changes, once implemented, could adversely affect margins and profitability. The Company will continue to exercise prudent risk control and disciplined execution to navigate the evolving environment and support long-term business resilience.

•	Capital Return to Shareholders: From January 1, 2026 through May 15, 2026, X Financial repurchased an aggregate of approximately 1.8 million ADSs, for a total consideration of approximately US$8.2 million under its share repurchase programs. The Company now has approximately US$39.8 million remaining under its existing US$100 million share repurchase program, which is effective through November 30, 2026. This program reflects the Company's commitment to returning capital to shareholders and enhancing long-term shareholder value, subject to ongoing assessment of market and regulatory conditions. Repurchases under the program remain subject to market conditions and other factors and may be modified or suspended at management's discretion.

First Quarter 2026 Financial Results

Revenue Performance and Business Drivers: Total net revenue in the first quarter of 2026 was RMB1,176.1 million (US$170.5 million), a decrease of 39.3% from RMB1,937.5 million in the same period of 2025, and a decrease of 19.9% from the fourth quarter of 2025. The year-over-year decline was mainly attributable to significantly lower loan facilitation volumes, which reduced loan facilitation service revenue and post-origination service revenue, partially offset by growth in guarantee income and financing income. The quarter-over-quarter decline reflected the Company's continued tightening of credit standards and a strategic shift toward lower-volume, higher-quality origination amid a more challenging operating environment.

Revenue performance varied across business lines in the first quarter of 2026. Loan facilitation service fees decreased 74.9% year-over-year to RMB270.7 million (US$39.2 million), primarily reflecting a sharp decline in the total loan amount facilitated compared with the same period of 2025. Post-origination service fees decreased 26.2% to RMB196.2 million (US$28.4 million), consistent with lower new origination volumes and a declining outstanding loan balance. Guarantee income increased significantly by 211.5% to RMB258.3 million (US$37.4 million), primarily reflecting continued recognition of guarantee-related revenue from the existing guaranteed loan portfolio. Financing income increased 8.9% to RMB337.8 million (US$49.0 million), while other revenue decreased 43.4% to RMB113.2 million (US$16.4 million). Return on equity7 decreased to 1.9%, compared with 25.5% in the same period of 2025, primarily reflecting substantially lower net income during the quarter.

Asset Quality: The 31–60 day delinquency rate was 2.61% as of March 31, 2026, compared with 2.90% at the end of the fourth quarter of 2025 and 1.25% as of the same period of 2025. The 91–180 day delinquency rate was 9.95%, compared with 6.31% at the end of the fourth quarter of 2025 and 2.73% as of the same period of 2025. Provision for contingent guarantee liabilities increased substantially to RMB200.0 million, primarily reflecting higher guaranteed loan balances and elevated credit risk exposure. Overall, credit-related costs rose significantly during the quarter, reflecting a more cautious approach to risk management and higher expected loss provisions.

Profitability and Margins: Profitability declined in the first quarter of 2026 as elevated credit-related provisions and lower revenue continued to weigh on earnings. Operating margin7 decreased to 12.0%, compared with 29.6% in the same period of 2025 and 1.4% in the fourth quarter of 2025, as origination-related provisions moderated sequentially. The increase in total expenses on a year-over-year basis, as a percentage of revenue, was primarily driven by a sharp rise in provisions for contingent guarantee liabilities and other credit loss reserves, reflecting elevated credit risk exposures and higher guarantee balances. This was partially offset by a significant reduction in borrower acquisition and marketing expenses of RMB489.2 million, or 69.0%, year-over-year, as the Company deliberately reduced origination activity in response to tighter credit standards and a more challenging operating environment. Net profit margin7 narrowed to 3.2%, down from 23.6% in the same period of 2025, reflecting increased risk costs and a less favorable revenue mix. Net income decreased 91.7% year-over-year to RMB37.9 million (US$5.5 million). Net income per basic ADS was RMB0.96 (US$0.14), down 33.3% sequentially and down 91.2% from a year ago.

Funding and Liquidity: The Company maintained a stable funding position in the first quarter of 2026 amid a more challenging operating environment. Cash and cash equivalents totaled RMB1.02 billion (US$148.0 million) as of March 31, 2026, compared with RMB987.6 million as of December 31, 2025. Total restricted cash was RMB1.35 billion (US$195.4 million), bringing total cash (including restricted) to approximately RMB2.37 billion (US$343.5 million). Shareholders' equity was RMB7.77 billion (US$1.13 billion). The equity-to-assets ratio was approximately 57.1% as of March 31, 2026, reflecting the reduction in total assets during the period. Total assets were RMB13.61 billion (US$1.97 billion).

Regulatory Update: The regulatory environment governing internet-based lending in the People's Republic of China continued to evolve during the first quarter of 2026, with authorities further strengthening oversight across the consumer credit business chain. The Company continues to monitor these developments closely; however, management has limited visibility into the ultimate scope and direction of implementation. If current and emerging regulatory requirements are implemented as currently understood, the Company's operating results may be materially and adversely affected, and historical levels of profitability should not be assumed to be indicative of future performance.

Conference Call

X Financial’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on May 28, 2026 (7:30 PM Beijing / Hong Kong Time on May 28, 2026).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	800-905945
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 04, 2026:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	1485675

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading Chinese fintech platform. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors' assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as published in the Federal Reserve Board’s H.10 statistical release. Percentages stated in this release are calculated based on the RMB amounts.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company's projected financial results. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company's historical information.

For more information, please contact:

X Financial
Mr. Noah Kauffman (Chief Financial Strategy Officer)
E-mail: ir@xiaoying.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2025	As of March 31, 2026	As of March 31, 2026
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	987,631	1,021,230	148,047
Restricted cash, net	1,145,962	1,348,104	195,434
Accounts receivable and contract assets, net	3,145,976	2,498,233	362,168
Loans receivable from Credit Loans and other loans, net	5,298,631	4,318,579	626,062
Deposits to institutional cooperators, net	1,713,593	1,409,915	204,395
Prepaid expenses and other current assets	43,547	37,906	5,495
Deferred tax assets, net	455,358	506,794	73,470
Long term investments	515,524	522,389	75,731
Property and equipment, net	23,900	26,426	3,831
Intangible assets, net	39,183	38,839	5,630
Financial investments	1,243,076	1,825,817	264,688
Other non-current assets	53,364	52,244	7,574
TOTAL ASSETS	14,665,745	13,606,476	1,972,525

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	3,054,982	2,407,547	349,021
Contingent guarantee liabilities	748,307	590,611	85,621
Deferred guarantee income	467,629	388,880	56,376
Financial guarantee derivative	15,426	14,505	2,103
Short-term borrowings	409,530	353,871	51,301
Accrued payroll and welfare	76,058	30,703	4,451
Other tax payable	221,940	207,591	30,094
Income tax payable	677,521	749,170	108,607
Accrued expenses and other current liabilities	1,053,071	895,929	129,882
Dividend payable	-	73,919	10,716
Other non-current liabilities	34,807	32,854	4,763
Deferred tax liabilities	69,673	92,339	13,386
TOTAL LIABILITIES	6,828,944	5,837,919	846,321

Commitments and Contingencies
Equity:
Common shares (234,517,901 and 231,097,037 shares outstanding as of December 31, 2025 and March 31, 2026, respectively)	207	207	30
Treasury stock	(967,773)	(988,210)	(143,260)
Additional paid-in capital	3,256,349	3,257,252	472,202
Retained earnings	5,484,294	5,448,322	789,841
Other comprehensive income	63,724	50,986	7,391
TOTAL EQUITY	7,836,801	7,768,557	1,126,204

TOTAL LIABILITIES AND EQUITY	14,665,745	13,606,476	1,972,525

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2025	2026	2026
	RMB	RMB	USD
Net revenues
Loan facilitation service	1,078,379	270,714	39,245
Post-origination service	266,041	196,206	28,444
Financing income	310,140	337,774	48,967
Guarantee income	82,929	258,294	37,445
Other revenue	200,016	113,151	16,403
Total net revenue	1,937,505	1,176,139	170,504

Operating costs and expenses:
Origination and servicing	473,725	485,364	70,363
Borrower acquisitions and marketing	709,007	219,760	31,859
General and administrative	51,744	47,121	6,831
Provision for accounts receivable and contract assets	9,048	30,778	4,462
Provision for loans receivable	62,196	52,326	7,586
Provision for contingent guarantee liabilities	63,748	200,009	28,995
Change in fair value of financial guarantee derivative	(5,417)	340	49
Provision for (reversal of) credit losses for deposits and other financial assets	549	(217)	(31)
Total operating costs and expenses	1,364,600	1,035,481	150,114

Income from operations	572,905	140,658	20,390
Interest income	2,922	7,314	1,060
Interest expenses	(5,641)	(2,067)	(300)
Foreign exchange (loss) gain	(12,482)	3,023	438
Loss from financial investments	(3,678)	(1,878)	(272)
Impairment losses on financial investments	-	(6,715)	(973)
Other income, net	1,935	(3,491)	(506)

Income before income taxes	555,961	136,844	19,837

Income tax expense	(116,528)	(72,204)	(10,467)
(Loss) gain from equity in affiliates, net of tax	(2,182)	5,107	740
Gain (loss) from financial investments at equity method, net of tax	20,876	(31,800)	(4,610)
Net income	458,127	37,947	5,500
Less: net income attributable to non-controlling interests	-	-	-
Net income attributable to X Financial shareholders	458,127	37,947	5,500

Net income	458,127	37,947	5,500
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	-	42	6
Loss from financial investments	(768)	-	-
Foreign currency translation adjustments	(198)	(12,780)	(1,853)
Comprehensive income	457,161	25,209	3,653
Less: comprehensive income attributable to non-controlling interests	-	-	-
Comprehensive income attributable to X Financial shareholders	457,161	25,209	3,653

Net income per share—basic	1.82	0.16	0.02
Net income per share—diluted	1.76	0.16	0.02

Net income per ADS—basic	10.92	0.96	0.14
Net income per ADS—diluted	10.56	0.96	0.14

Weighted average number of ordinary shares outstanding—basic	252,292,800	234,143,092	234,143,092
Weighted average number of ordinary shares outstanding—diluted	260,864,033	236,519,179	236,519,179

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2025	2026	2026
	RMB	RMB	USD
GAAP net income	458,127	37,947	5,500
Less: Income (loss) from financial investments (net of tax of nil)	(3,678)	(1,878)	(272)
Less: Impairment losses on financial investments (net of tax of nil)	-	(6,715)	(973)
Less: Impairment losses on long-term investments (net of tax)	-	-	-
Less: Gain (loss) from financial investments at equity method (net of tax of nil)	20,876	(31,800)	(4,610)
Add: Share-based compensation expenses (net of tax of nil)	25,837	2,840	412
Non-GAAP adjusted net income	466,766	81,180	11,767

Non-GAAP adjusted net income per share—basic	1.85	0.35	0.05
Non-GAAP adjusted net income per share—diluted	1.79	0.34	0.05

Non-GAAP adjusted net income per ADS—basic	11.10	2.10	0.30
Non-GAAP adjusted net income per ADS—diluted	10.74	2.04	0.30

Weighted average number of ordinary shares outstanding—basic	252,292,800	234,143,092	234,143,092
Weighted average number of ordinary shares outstanding—diluted	260,864,033	236,519,179	236,519,179